JUMBOSPORTS INC.

EXHIBIT 18
LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLE

June 13, 1997



JumboSports Inc.
4701 W. Hillsborough Ave.
Tampa, Florida 33614

Gentlemen:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from the lower of first-in, first-out (FIFO) cost or market method to the lower of FIFO retail or market method contained in the Company's Form 10-Q for the quarter ended May 2, 1997. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of JumboSports Inc. as of any date or for any period subsequent to January 31, 1997, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of JumboSports Inc. for the three months ended May 2, 1997; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.

Very truly yours,



Coopers & Lybrand L.L.P.